                                      FORM 11-K


                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934




                  [x]   Annual Report Pursuant to Section 15(d) of
                         the Securities Exchange Act of 1934

                              For the fiscal year ended
                                  December 31, 1995

                                          or

                  [ ]   Transition Report Pursuant to Section 15(d)
                           of the Securities Exchange Act of 1934

                              --------------------------

                                   Commission File
                                    No. 033-57633
                              --------------------------


              THE GREAT LAKES BANCORP 401(k) SAVINGS AND INVESTMENT PLAN
             -----------------------------------------------------------
                               (Full title of the plan)

                              TCF FINANCIAL CORPORATION
             -----------------------------------------------------------
             (Name of issuer of the securities held pursuant to the plan)

            801 Marquette Avenue, Suite 302, Minneapolis, Minnesota 55402
            -------------------------------------------------------------
                 (Address and zip code of principal executive office)

                                        Index


                                                                        Page No.
                                                                        --------
Financial Statements and Exhibits

  Independent Auditors' Report                                                3

  Statements of Net Assets Available for Plan Participants
    - at December 31, 1995 and 1994                                         4-5

  Statements of Changes in Net Assets Available for Plan Participants
    - Years ended December 31, 1995, 1994 and 1993                          6-8

  Notes to Financial Statements                                            9-12

  Supplemental Schedules                                                  13-14

Signatures                                                                   15

Index to Exhibits                                                            16

                             INDEPENDENT AUDITORS' REPORT


[LOGO]

The Benefits Administration Committee
  of Great Lakes Bancorp
  Savings and Investment Plan:


We have audited the accompanying statements of net assets available for plan participants of the Great Lakes Bancorp Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan participants for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 8 to the financial statements, the Plan was terminated effective December 31, 1995.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants at December 31, 1995 and 1994, and the changes in those net assets for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan participants and the statements of changes in net assets available for plan participants is presented for purposes of additional analysis rather than to present the net assets available for plan participants and changes in net assets available for plan participants of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.


                                                       /s/ KPMG Peat Marwick LLP
September 9, 1996
Minneapolis, Minnesota

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                 Statement of Assets Available for Plan Participants

                                  December 31, 1995


                                                  Fixed    Great Lakes    Fidelity   Fidelity      Fidelity
                                                  Income      Stock         Bond     Balanced     Blue Chip      Loan
Assets                                             Fund        Fund         Fund       Fund          Fund        Fund      Total
-----------------------------------------------------------------------------------------------------------------------------------
Investments, at fair value:
  TCF Financial Corporation common stock       $        0   11,457,047           0         0             0          0    11,457,047
  Great Lakes Bancorp certificate of deposit    1,388,767            0           0         0             0          0     1,388,767
  Fidelity Investment pooled funds                      0            0     232,775   570,668     1,022,510          0     1,825,953
Participant loans                                       0            0           0         0             0     80,098        80,098
-----------------------------------------------------------------------------------------------------------------------------------
      Total investments                         1,388,767   11,457,047     232,775   570,668     1,022,510     80,098    14,751,865
-----------------------------------------------------------------------------------------------------------------------------------

      Assets available for benefits            $1,388,767   11,457,047     232,775   570,668     1,022,510     80,098    14,751,865
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Assets available for benefits to:
  Withdrawn plan participants                     457,038    2,426,055     136,021   199,203       148,870          0     3,367,187
  Current plan participants                       931,729    9,030,992      96,754   371,465       873,640     80,098    11,384,678
-----------------------------------------------------------------------------------------------------------------------------------

      Total assets available for benefits      $1,388,767   11,457,047     232,775   570,668     1,022,510     80,098    14,751,865
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

GREAT LAKES BANCORP
SAVINGS AND INVESTMENT PLAN

Statement of Net Assets Available for Plan Participants

December 31, 1994


                                                  Fixed       Great Lakes   Fidelity  Fidelity   Fidelity
                                                  Income         Stock        Bond    Balanced   Blue Chip      Loan
Assets                                             Fund           Fund        Fund      Fund        Fund        Fund      Total
-----------------------------------------------------------------------------------------------------------------------------------
Investments, at fair market value:
  Great Lakes Bancorp common stock              $          0    10,036,007        0         0            0          0   10,036,007
  Great Lakes Bancorp certificate of deposit       1,531,080             0        0         0            0          0    1,531,080
  Fidelity Investment's pooled funds                       0             0  156,597   746,038    1,171,084          0    2,073,719
Participant loans                                          0             0        0         0            0    276,876      276,876
-----------------------------------------------------------------------------------------------------------------------------------

      Total investments                            1,531,080    10,036,007  156,597   746,038    1,171,084    276,876   13,917,682
-----------------------------------------------------------------------------------------------------------------------------------


Liabilities
-----------------------------------------------------------------------------------------------------------------------------------

Contributions payable - employer                           0         7,550        0         0            0          0        7,550
-----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                    0         7,550        0         0            0          0        7,550
-----------------------------------------------------------------------------------------------------------------------------------

      Net assets available for benefits         $  1,531,080    10,028,457  156,597   746,038    1,171,084    276,876   13,910,132
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits to:
  Withdrawn plan participants                        176,505       537,932   23,655    63,622      141,502          0      943,216
  Current plan participants                        1,354,575     9,490,525  132,942   682,416    1,029,582    276,876   12,966,916
-----------------------------------------------------------------------------------------------------------------------------------

      Total net assets available for
        benefits                                $  1,531,080    10,028,457  156,597   746,038    1,171,084    276,876   13,910,132
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                               GREAT LAKES BANCORP
                           SAVINGS AND INVESTMENT PLAN

       Statement of Changes in Net Assets Available for Plan Participants

                          Year ended December 31, 1995

                                                Fixed       Great Lakes      Fidelity       Fidelity       Fidelity
                                               Income          Stock           Bond         Balanced       Blue Chip
                                                Fund           Fund            Fund           Fund           Fund
--------------------------------------------------------------------------------------------------------------------
Investment income:
  Interest                                   $  104,292              0              0              0              0
  Realized gains                                      0      1,907,166         (1,024)         6,437        146,001
  Change in unrealized appreciation                   0      5,074,925         22,947         99,966        186,443
--------------------------------------------------------------------------------------------------------------------
      Net investment income                     104,292      6,982,091         21,923        106,403        332,444

Contributions:
  Employees, net of transfer                  1,148,463       (416,165)       119,249         67,559        (15,368)
  Employer                                            0        260,830              0              0              0
--------------------------------------------------------------------------------------------------------------------
      Total contributions                     1,148,463       (155,335)       119,249         67,559        (15,368)
--------------------------------------------------------------------------------------------------------------------

      Total additions                         1,252,755      6,826,756        141,172        173,962        317,076

Benefit payments                              1,407,451      5,442,888         64,993        381,375        467,067
Loan repayments                                 (14,421)       (60,495)          (251)       (33,021)        (3,162)
Trustee expenses                                  2,038         15,773            252            978          1,745
Employee insurance contract premiums                  0              0              0              0              0
--------------------------------------------------------------------------------------------------------------------
      Total deductions                        1,395,068      5,398,166         64,994        349,332        465,650
--------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets available
  for plan participants                        (142,313)     1,428,590         76,178       (175,370)      (148,574)

Net assets available for plan participants:
  Beginning of year                           1,531,080     10,028,457        156,597        746,038      1,171,084
--------------------------------------------------------------------------------------------------------------------

  End of year                                $1,388,767     11,457,047        232,775        570,668      1,022,510
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


                                                 Loan         Insurance
                                                 Fund         Contracts       Total
-------------------------------------------------------------------------------------
Investment income:
  Interest                                            0              0        104,292
  Realized gains                                      0              0      2,058,580
  Change in unrealized appreciation                   0              0      5,384,281
-------------------------------------------------------------------------------------
      Net investment income                           0              0      7,547,153

Contributions:
  Employees, net of transfer                          0         11,427        915,165
  Employer                                            0              0        260,830
-------------------------------------------------------------------------------------
      Total contributions                             0         11,427      1,175,995
-------------------------------------------------------------------------------------

      Total additions                                 0         11,427      8,723,148

Benefit payments                                 85,428              0      7,849,202
Loan repayments                                 111,350              0              0
Trustee expenses                                      0              0         20,786
Employee insurance contract premiums                  0         11,427         11,427
-------------------------------------------------------------------------------------
      Total deductions                          196,778         11,427      7,881,415
-------------------------------------------------------------------------------------

Increase (decrease) in net assets available
  for plan participants                        (196,778)             0        841,733

Net assets available for plan participants:
  Beginning of year                             276,876              0     13,910,132
-------------------------------------------------------------------------------------

  End of year                                    80,098              0     14,751,865
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                               GREAT LAKES BANCORP
                           SAVINGS AND INVESTMENT PLAN

       Statement of Changes in Net Assets Available for Plan Participants

                          Year ended December 31, 1994

                                                Fixed       Great Lakes      Fidelity       Fidelity       Fidelity      Fidelity
                                               Income          Stock       Money Market       Bond         Balanced      Blue Chip
                                                Fund           Fund            Fund           Fund           Fund          Fund
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Interest                                   $   62,936              0            777              0              0              0
  Realized gains                                      0         14,184              0           (653)        (1,292)        56,662
  Change in unrealized appreciation
    (depreciation)                                    0      2,006,792              0           (908)       (47,455)        65,740
----------------------------------------------------------------------------------------------------------------------------------
        Net investment income (loss)             62,936      2,020,976            777         (1,561)       (48,747)       122,402

Contributions:
  Employees, net of transfer                     73,318        602,206        (96,446)        40,809        116,435        257,698
  Employer                                            0        221,902              0              0              0              0
  Loans                                         (67,950)       (83,432)             0         (2,561)       (14,355)       (27,952)
----------------------------------------------------------------------------------------------------------------------------------
        Total contributions                       5,368        740,676        (96,446)        38,248        102,080        229,746
----------------------------------------------------------------------------------------------------------------------------------

        Total additions                          68,304      2,761,652        (95,669)        36,687         53,333        352,148

Benefit payments                                229,162        461,266            219         12,236        248,119        586,861
Loan repayments                                 (24,258)       (62,700)          (209)          (658)       (11,637)        (8,590)
Employee insurance contract premiums                  0              0              0              0              0              0
----------------------------------------------------------------------------------------------------------------------------------
        Total deductions                        204,904        398,566             10         11,578        236,482        578,271
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets available
  for plan participants                        (136,600)     2,363,086        (95,679)        25,109       (183,149)      (226,123)

Net assets available for plan participants:
  Beginning of year                           1,667,680      7,665,371         95,679        131,488        929,187      1,397,207
----------------------------------------------------------------------------------------------------------------------------------

  End of year                                $1,531,080     10,028,457              0        156,597        746,038      1,171,084
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


                                                 Loan          Insurance
                                                 Fund          Contracts      Total
-------------------------------------------------------------------------------------
Investment income (loss):
  Interest                                            0              0         63,713
  Realized gains                                      0              0         68,901
  Change in unrealized appreciation
    (depreciation)                                    0              0      2,024,169
-------------------------------------------------------------------------------------
        Net investment income (loss)                  0              0      2,156,783

Contributions:
  Employees, net of transfer                          0         12,974      1,006,994
  Employer                                            0              0        221,902
  Loans                                         196,250              0              0
-------------------------------------------------------------------------------------
        Total contributions                     196,250         12,974      1,228,896
-------------------------------------------------------------------------------------

        Total additions                         196,250         12,974      3,385,679

Benefit payments                                  8,100              0      1,545,963
Loan repayments                                 108,052              0              0
Employee insurance contract premiums                  0         12,974         12,974
-------------------------------------------------------------------------------------
        Total deductions                        116,152         12,974      1,558,937
-------------------------------------------------------------------------------------

Increase (decrease) in net assets available
  for plan participants                          80,098              0      1,826,742

Net assets available for plan participants:
  Beginning of year                             196,778              0     12,083,390
-------------------------------------------------------------------------------------

  End of year                                   276,876              0     13,910,132
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                               GREAT LAKES BANCORP
                           SAVINGS AND INVESTMENT PLAN

       Statement of Changes in Net Assets Available for Plan Participants

                          Year ended December 31, 1993

                                                                             Fidelity
                                                 Fixed      Great Lakes        Money        Fidelity       Fidelity       Fidelity
                                                Income         Stock          Market          Bond         Balanced       Blue Chip
                                                 Fund          Fund            Fund           Fund           Fund           Fund
-----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Interest                                   $   59,268              0          3,306              0              0              0
  Realized gains (losses)                             0              0              0            918          2,696         11,916
  Change in unrealized appreciation                   0      3,288,330              0         13,011        118,625        231,601
-----------------------------------------------------------------------------------------------------------------------------------
      Net investment income                      59,268      3,288,330          3,306         13,929        121,321        243,517

Contributions:
  Employees, net of transfer                     15,306        624,351          6,933         11,724        207,526        184,889
  Employer                                            0        208,328              0              0              0              0
  Loans                                         (66,381)       (76,604)          (822)          (752)        (2,345)        (2,096)
-----------------------------------------------------------------------------------------------------------------------------------
      Total contributions                       (51,075)       756,075          6,111         10,972        205,181        182,793
-----------------------------------------------------------------------------------------------------------------------------------

      Total additions                             8,193      4,044,405          9,417         24,901        326,502        426,310

Benefit payments                                262,596        553,642         29,802         19,462         14,692         24,178
Loan repayments                                 (16,736)       (39,708)          (274)          (760)       (20,907)        (2,932)
Employee insurance contract premiums                  0              0              0              0              0              0
-----------------------------------------------------------------------------------------------------------------------------------
      Total deductions                          245,860        513,934         29,528         18,702         (6,215)        21,246
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
  available for plan participants              (237,667)     3,530,471        (20,111)         6,199        332,717        405,064

Net assets available for plan participants:
  Beginning of year                           1,905,347      4,134,900        115,790        125,289        596,470        992,143
-----------------------------------------------------------------------------------------------------------------------------------

  End of year                                $1,667,680      7,665,371         95,679        131,488        929,187      1,397,207
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


                                                 Loan        Insurance
                                                 Fund        Contracts         Total
--------------------------------------------------------------------------------------
Investment income:
  Interest                                            0              0         62,574
  Realized gains (losses)                             0              0         15,530
  Change in unrealized appreciation                   0              0      3,651,567
--------------------------------------------------------------------------------------
      Net investment income                           0              0      3,729,671

Contributions:
  Employees, net of transfer                          0         13,383      1,064,112
  Employer                                            0              0        208,328
  Loans                                         149,000              0              0
--------------------------------------------------------------------------------------
      Total contributions                       149,000         13,383      1,272,440
--------------------------------------------------------------------------------------

      Total additions                           149,000         13,383      5,002,111

Benefit payments                                 11,890              0        916,262
Loan repayments                                  81,317              0              0
Employee insurance contract premiums                  0         13,383         13,383
--------------------------------------------------------------------------------------
      Total deductions                           93,207         13,383        929,645
--------------------------------------------------------------------------------------

Increase (decrease) in net assets
  available for plan participants                55,793              0      4,072,466

Net assets available for plan participants:
  Beginning of year                             140,985              0      8,010,924
--------------------------------------------------------------------------------------

  End of year                                   196,778              0     12,083,390
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------



See accompanying notes financial statements.

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                            Notes to Financial Statements


(1) DESCRIPTION OF THE PLAN

    The following description of the Great Lakes Bancorp Savings and Investment Plan (the Plan), which is a 401(k) plan, is provided for general information purposes only. Reference should be made to the plan agreement for more complete information.

    The Plan is a contributory, defined contribution plan available to substantially all salaried employees of Great Lakes Bancorp (the
         Bank). To be eligible, an employee must have attained the age of 21 and have at least one year of qualifying service. The Plan became effective April 1, 1984, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Under the terms of the agreement with the Bank, each participant's account is credited with the participant's voluntary contribution, the Bank's contribution, and a proportionate share of plan earnings. Participants are fully vested in their voluntary contributions plus the actual earnings thereon at all times. Employer contributions vest 100% upon death, disability, or normal retirement and during employment at 20% per year of service. A participant qualifies for payment of vested plan benefits when employment with the Bank ends for any reason or age 59.5 is reached. If termination occurs after age 65, a participant may elect to delay payment of benefits until the April 1 following the attainment of age 70.5. Subject to predefined hardship conditions and terms, a participant may make voluntary withdrawals while employed. Nonvested employer contributions which are forfeited due to terminations are first allocated to reduce contributions of the employer, then to legal fees and trustee compensation, and then to supplementary contributions which are distributed to each eligible participant based on the participant's portion of credible compensation to total compensation paid to all eligible participants.

(2) SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying financial statements are presented on an accrual basis of accounting. Insurance contracts purchased on behalf of participants are not included among the assets of the Plan.

    INVESTMENTS

    Investments are stated at fair value as determined by quoted market prices.
         Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from sales of common stock in the Great Lakes Stock Fund are reported on the average cost method. Realized gains and losses from sales of all other securities are reported on the first-in, first-out method.

                                                                     (Continued)

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN


(3) CONTRIBUTIONS

    Prior to October 1, 1994, participants could elect to have contributions made to the Trust on their behalf of not less than 1% nor more than 12% of their credible annual compensation (generally inclusive of bonuses, commissions, overtime) or make contributions to the Trust and/or any other tax qualified plan of the bank of not more than $7,000 in any taxable year of the participant. Effective October 1, 1994, the Plan was amended to provide that no further elective contributions be made to the Plan during the 1994 Plan year. It was again amended effective January 1, 1995 to provide that the maximum limit on elective contributions made during 1995 be 6%.

    The Bank's matching contributions equal 50% of the participants' elective contribution to the Stock Fund up to a maximum of $3,600 or 6% of the participants' credible annual compensation prior to October 1, 1994. The matching contribution is invested in the Stock Fund. Effective October 1, 1994, the Plan was amended to provide that no matching contributions be made on any elective contributions which are distributed back to the participants, due to exceeding the limitations of $30,000 or 25% of annual compensation allocated to all defined contribution plans of the bank.

    A formula is used to fund, on a monthly basis, the estimated amount of the annual matching contribution by the Bank. As the components of the formula change, the actual contribution requirements change. This can result in an overcontributed or undercontributed position. A receivable is established for an undercontributed position, and overcontributed amounts are recorded as liabilities and applied against subsequent matching contributions.

(4) INVESTMENTS

    The following investments represent five percent or more of the Plan's net assets available for benefits at December 31:

                                                                     Current
                        1995                                          value
         --------------------------------------------------------------------

         TCF Financial Corporation common stock                 $  11,457,047
         Great Lakes Bancorp certificate of deposit                 1,388,767
         Fidelity Blue Chip Fund                                    1,022,510

                        1994
         --------------------------------------------------------------------

         Great Lakes Bancorp common stock                       $  10,028,457
         Great Lakes Bancorp certificate of deposit                 1,531,080
         Fidelity Balanced Fund                                       746,038
         Fidelity Blue Chip Fund                                    1,171,084

                                                                     (Continued)

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

(5) INCOME TAX STATUS

    The Plan has received a favorable determination from the Internal Revenue
         Service, dated July 8, 1986, that it is exempt from federal income taxes; therefore, no provision for income taxes has been made. Subsequent to that date, the Plan has been amended and received a favorable determination from the Internal Revenue Service dated
         June 14, 1995 on the Plan as amended and adopted on May 18, 1995.

(6) ADMINISTRATIVE COSTS

    The Plan provides for payment of administrative costs out of plan income.
         Prior to 1995, the Bank elected to pay all administrative costs incurred to date and Bank personnel administered the Plan without charge to the Plan.

(7) TRUST FUNDS

    Prior to March 31, 1994, participants were able to elect to participate in any of six investments: a Fixed Income Fund (invested in the Bank's certificates of deposit), Stock Fund (invested in the Bank's common stock), Fidelity Money Market Fund, Fidelity Bond Fund, Fidelity Balanced Fund, and Fidelity Blue Chip Fund. Investments are made in various funds as designated by the participants. Effective April 1, 1994, the Fidelity Money Market Fund was eliminated as an investment election, and participants in this fund were transferred to other funds at the participants' request.

(8) PLAN TERMINATION

    On February 8, 1995, the Bank merged with TCF Financial Corporation. The
         Plan's investment in the Bank's common stock was exchanged for the common stock of TCF Financial Corporation. The Plan was terminated effective December 31, 1995.

    All employee and matching contributions to the Plan ceased on December 31, 1995. Effective January 1, 1995, any participant with a balance as of January 1, 1995 became 100% vested in the Company's matching contributions allocated to his or her account.

    Beginning January 1, 1996, the Bank's employees were offered participation in the TCF Employee Stock Ownership Plan-401(k) (TCF Plan). At this time, the participants were given the option to: 1) rollover their account balance to the TCF Plan; 2) rollover their account balance to an individual retirement account; or, 3) receive a distribution of their account balance.

    The accounts of participants who elected to rollover their account balance to the TCF Plan, were transferred effective January 1, 1996. Prior to the final distribution of the Plan, all outstanding loans to participants were repaid. (Effective November 1, 1994, the Plan had been amended to provide that no further loans to participants be made.) Also, those participants who had a 401(k) life insurance policy surrendered or received distribution of it by December 31, 1995.

                                                                     (Continued)

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN


    The remaining net assets of the Plan will be transferred to the TCF Plan prior to December 31, 1996.

(9) RECONCILIATION TO FORM 5500

    In the accompanying financial statements, benefit amounts allocated to participants who have elected to withdraw from the Plan are recorded when paid. On Form 5500, allocated benefit amounts are removed from plan assets at termination from the Plan, which causes the following differences:

                                                                             December 31,
                                                                                 1995
------------------------------------------------------------------------------------------
    Assets available for benefits per the financial statements              $  14,751,865

    Less benefit amounts allocated to participants who have elected to
      withdraw from the Plan                                                   (3,367,187)
------------------------------------------------------------------------------------------
    Assets available for benefits per Form 5500                             $  11,384,678
------------------------------------------------------------------------------------------

                                                                              Year ended
                                                                             December 31,
                                                                                  1995
------------------------------------------------------------------------------------------
    Net increase in assets available for benefits per the financial
      statements                                                            $     841,733

    Less benefit amounts allocated to participants who have elected to withdraw from the Plan as of December 31, of the current year
      ended                                                                    (3,367,187)

    Plus benefit amounts allocated to participants who had elected to withdraw from the Plan as of December 31, of the prior year
      ended                                                                       943,216
------------------------------------------------------------------------------------------

    Net decrease in assets available for benefits per Form 5500              $ (1,582,238)
------------------------------------------------------------------------------------------


(10) PARTY-IN-INTEREST TRANSACTIONS

    The Plan engages in transactions involving the acquisition or disposition of the Bank's and TCF Financial Corporation's common stock. The Bank and TCF Financial Corporation are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

                                                                     SCHEDULE I


                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

              Item 27a - Schedule of Assets Held for Investment Purposes

                                  December 31, 1995


         Description of investments                      Cost       Fair value
-------------------------------------------------------------------------------
Fixed Income Fund:
  Great Lakes Bancorp certificate of deposit (a)   $    1,388,767     1,388,767

Stock Fund:
  TCF Financial Corporation common stock (a)            3,663,151    11,457,047

Fidelity Investment Funds:
  Bond Fund                                               221,818       232,775
  Balanced Fund                                           527,193       570,668
  Blue Chip Fund                                          891,249     1,022,510

Loan to participants, 8.0% to 10.5%                        80,098        80,098
-------------------------------------------------------------------------------

                                                   $    6,772,276    14,751,865
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


(a) Great Lakes Bancorp and TCF Financial Corporation are parties-in-interest to the Plan.


See accompanying independent auditors' report.

                                                                     SCHEDULE II


                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                    Item 27d - Schedule of Reportable Transactions

                             Year ended December 31, 1995



SERIES OF TRANSACTIONS (INVOLVING ONE SECURITY) WHICH EXCEED 5% OF PLAN ASSETS:

                                          Number of                   Amount of
                                     -------------------    --------------------------
     Description of Asset            Purchases     Sales      Purchases       Sales      Net gain
-------------------------------------------------------------------------------------------------
  TCF Financial Common
    Stock*                                 0          7      $        0     2,880,365   1,875,694

  First American Prime
    Obligation Class C
    Institutional Fund                   172         91       5,835,776     5,295,463           0

  Great Lakes Bancorp
    Certificate of Deposit*                0          3               0     1,572,111           0


  *Parties-in-interest.


See accompanying independent auditors' report.

                                      Signatures




Pursuant to the requirements of the Securities and Exchange Act of 1934, Great Lakes Bancorp, A Federal Savings Bank has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Great Lakes Bancorp, A Federal Savings Bank
                                  (Plan Sponsor and Plan Administrator of
                                  the Great Lakes Bancorp 401(k) Savings and
                                  Investment Plan



                                  By      /s/ Barry N. Winslow
                                    ------------------------------------------
                                       Barry N. Winslow
                                       President and
                                       Chief Executive Officer



                                  By       /s/ James S. Broucek
                                    ------------------------------------------
                                       James S. Broucek
                                       Senior Vice President and
                                       Controller






December 9, 1996

                   Great Lakes Bancorp Savings and Investment Plan

                                  Index to Exhibits
                                    For Form 11-K



Exhibit                                               Sequentially
Number        Description                             Numbered Page
------        -----------                             -------------

  23          Consent of KPMG Peat Marwick LLP             17
              dated December 13, 1996